SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)

UTG, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90342M 10 9

(CUSIP Number)

Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a Statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this Schedule because of Sections  240.13d-1(e),  240.13d-1(f) or 240.13d-1(g)  check the following box [ ]

CUSIP No. 913111209                                                                                                                                             13D                                                                                    Page 2 of 26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	1,483,791*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	1,483,791*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                              13D                                                                                     Page 3 of  26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Funding, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	335,453*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	335,453*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                 Page  4 of  26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Bancorp, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	255,281*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	255,281*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	HC

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                  Page 5 of 26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Jesse T. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	185,454*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	185,454*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                  Page 6  of  26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Capital Corp., LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	237,333*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	237,333*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                 Page 7 of  26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Investments, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	24,086*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	24,086*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                  Page 8 of  26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Ward F. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	6,997*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	6,997*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                 Page 9 of 26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	WCorrell, Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Georgia
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	72,750*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	72,750*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	PN

*  See response to Item 5

CUSIP No. 913111209                                                                                                                                               13D                                                                                  Page 10 of 26  Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Cumberland Lake Shell, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	98,523*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	98,523*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

*  See response to Item 5

Explanatory Note

The purpose of this amendment is to reflect an increase in the reporting persons’ percentage ownership as a result of share repurchases by the issuer, UTG, Inc. (“UTI”).  This amendment amends Items 2, 4, 5, 7 and Exhibit F (which is incorporated by reference in Items 2 and 4) of this Report.

Item 1.  Security And Issuer

Not amended.

Item 2.  Identity And Background

The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. (individually, each is referred to as a “Reporting Person” and collectively, the “Reporting Persons”).

Information with respect to the offices held by any of the Reporting Persons with UTI and the insurance subsidiaries of UTI are provided below in this Item 2 and in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

(a)           The name of this Reporting Person is Jesse T. Correll (“Mr. Correll”).

(b)	The business address of Mr. Correll is P.O. Box 328, Lancaster Street, Stanford, Kentucky 40484.

(c)	Mr. Correll’s present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Street, Stanford, Kentucky 40484.

Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

(f)           Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

(a)           The name of this Reporting Person is First Southern Bancorp, Inc.

(b)           The state of organization of FSBI is Kentucky.

(c)	The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.
Information about the directors, executive officers and controlling shareholders of FSBI is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

(a)
The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

(b)           The state of organization of FSF is Kentucky.

(c)	The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the managers, executive officers and controlling persons of FSF is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN HOLDINGS, LLC (FSH) (a Kentucky limited liability company)

(a)           The name of this Reporting Person is First Southern Holdings, LLC.

(b)           The state of organization of FSH is Kentucky.

(c)	The principal business of FSH is investments. The address of the principal office of FSH is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the executive officers, members and controlling persons of FSH is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

(a)           The name of this Reporting Person is First Southern Capital Corp., LLC.

(b)           The state of organization of FSC is Kentucky.

(c)	The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Page 12 0f 26

Information about the managers of FSC is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

(a)           The name of this Reporting Person is First Southern Investments, LLC.

(b)           The state of organization of FSI is Kentucky.

(c)	The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the executive officers and members of FSI is filed in Exhibit F and is incorporated herein by reference.

WARD F. CORRELL

(a)           The name of this Reporting Person is Ward F. Correll.

(b)	The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

(c)	Ward F. Correll’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

(f)           Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

(a)           The name of this Reporting Person is WCorrell, Limited Partnership.

(b)           The state of its organization is Georgia.

(c)	WCorrell, Limited Partnership’s principal business is investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the general partners of WCorrell, Limited Partnership is filed in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

(a)           The name of this Reporting Person is Cumberland Lake Shell, Inc.

(b)            The state of organization of CLS is Kentucky.

(c)	The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not amended.

Item 4.  Purpose Of Transaction

The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

One or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. In addition, the percentage ownership of the Reporting Persons of Common Stock may be increased as a result of the repurchase of shares by UTI through share repurchase programs or otherwise.

The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the ownership structure of UTI shares by the Reporting Persons, the structure of the relationship of UTI and its subsidiaries and the merits of additional investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI.

One or more of the Reporting Persons, directly or through representatives, have a role in the management of UTI through board representation and otherwise. Mr. Correll serves as

Chairman and Chief Executive Officer of UTI’s subsidiary, Universal Guaranty Life Insurance Company. Ward F. Correll is a director of UTI. Randall L. Attkisson, who is associated and/or affiliated with the Reporting Persons (as further described in Item 2 and Exhibit F of this Report and incorporated herein by reference) is a director as well as President and Chief Operating Officer of UTI and Universal Guaranty Life Insurance Company. The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate, including the increase or reduction in the size of the boards of directors and/or the selection of successor directors upon the retirement or resignation of directors of UTI and/or its subsidiaries or otherwise upon the occurrence of vacancies on their boards of directors.

UTI may from time to time issue shares of Common Stock pursuant to compensatory arrangements, including pursuant to the stock purchase plan it has in place pursuant to which directors, officers and employees of UTI and its subsidiaries may acquire shares of Common Stock, and may issue shares of Common Stock to raise additional capital, to the extent determined appropriate by the board of directors of UTI.

Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

Item 5.  Interest In Securities Of The Issuer

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
First Southern Bancorp, Inc.(2)(3)
First Southern Funding, LLC(2)(3)
First Southern Holdings, Inc.(2)(3)
First Southern Capital Corp., LLC(2)
First Southern Investments, LLC
Ward F. Correll(4)
WCorrell, Limited Partnership(2)
Cumberland Lake Shell, Inc.(4)
185,454 (4.8%) 1,739,072 (45.3%) 335,453 (8.8%) 1,483,791 (38.7%) 237,333 (6.2%) 24,086 (0.6%) 105,520 (2.8%) 72,750 (1.9%) 98,523 (2.6%)
Total(3)(5)	2,626,918 (68.5%)

(1)	The percentage of outstanding shares is based on 3,835,391 shares of Common Stock outstanding as of September 29, 2008.

(2)
The share ownership of Mr. Correll includes 112,704 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares held by it.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares.  Mr. Correll owns approximately 81.5% of the outstanding membership interests of FSF; he owns directly approximately 41.34%, he has immediately exercisable options to purchase approximately 16.88%, companies he controls own approximately 10.48%, and he has the power to vote and an option to purchase but does not own approximately 2.41%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share).  FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. Mr. Correll is also a manager of FSC and thereby may also be deemed to beneficially own the total number of shares of Common Stock owned by FSC, and may be deemed to share with it the right to vote and to dispose of such shares.  The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 2,311,858 shares.

(3)
The share ownership of FSBI consists of 255,281 shares of Common Stock held by FSBI directly and 1,483,791 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

(4)
The share ownership of Ward F. Correll includes 6,997 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

(5)
Mr. Correll, FSBI, FSF, FSH, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) There have been no transactions in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this amendment to the Schedule 13D of the Reporting Persons.

Item 6.  Contracts,  Arrangements, Understandings, Or Relationships With Respect To Securities Of The Issuer

Not amended.

Item 7.  Material To Be Filed As Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit A
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

Exhibit B	Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C	Intentionally omitted.

Exhibit D	Intentionally omitted.

Exhibit E	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

Exhibit F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

Exhibit G	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H	Intentionally omitted.

Exhibit I	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

Exhibit J	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

Exhibit K
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

Exhibit L
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Exhibit M	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit N
Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

Exhibit O	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit P
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E.

Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

Date: October 8, 2008	/s/ Jesse T. Correll Jesse T. Correll Attorney-in-Fact on behalf of each of the Reporting Persons*

 * Pursuant to the Agreement among Reporting Persons dated September 4, 2001, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

A*
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B*	Agreement among Reporting Persons dated September 4, 2001 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C*	Intentionally omitted.

D*	Intentionally omitted.

E*	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

H*	Intentionally omitted.

I*	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders.

J*	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

K*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

L*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,

Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

M*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

N*
Consent to Assignment and Novation, dated April 5, 2001, among  James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

O*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

P*
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

* Previously filed